SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH July 31, 2009

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Changes in TAM’s Board of Directors composition

São Paulo, July 31, 2009 – In Board of Directors’ meeting held today at the TAM headquarters (Bovespa: TAMM4 and NYSE: TAM) in São Paulo, re-elected shareholder Marcos Adolfo Tadeu Senamo Amaro and former CEO of General Electric in Brasil, Alexandre Gonçalves Silva, as new members of the Board of Directors. In addition to Alexandre Silva, Adalberto de Moraes Schettert, Luiz Antonio Corrêa Nunes Viana Oliveira, Pedro Parente and Waldemar Verdi Júnior were re-elected as independent board members.

Maria Cláudia Oliveira Amaro remains as president of the Board, and Maurício Rolim Amaro as Vice President, positions that the two have occupied since April of last year. Noemy Almeida Oliveira Amaro and Roger Ian Wright are vacating their seats on the Board. The other board members – Luiz Antonio Corrêa Nunes Viana Oliveira, Pedro Parente and Waldemar Verdi Júnior – were reelected by the OGA.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Media Relations
Fax: (55) (11) 5582-8149	www.tam.com.br
invest@tam.com.br	www.taminforma.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0328
equipetam@mvl.com.br

About TAM: (www.tam.com.br)
We have been the domestic market leader since July of 2003, and closed June 2009 with 44.8% of market share. We fly to 42 destinations in Brazil. Through business agreements signed with regional companies, we reache 79 different destinations in Brazil. Our market share among Brazilian companies that operate international flights stood at 86.7% in June. Operations abroad include our flights to 18 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Bariloche (Argentina), Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). We have code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 64 other destinations in the U.S., Europe and South America. We was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 5.9 million subscribers and has awarded more than 8.3 million tickets.

www.tam.com.br/ir	1/1

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2009

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.